UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41754

SHARKNINJA, INC.
(Translation of registrant’s name into English)

89 A Street
Needham, MA 02494
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On August 24, 2023, SharkNinja, Inc. (the “Company”) announced its financial results for the second quarter ended June 30, 2023 and released its 2022 quarterly financial results for the four quarters in the 2022 fiscal year. The announcement of the Company’s financial results for the second quarter ended June 30, 2023 is furnished as Exhibit 99.3 to this Report on Form 6-K and the Company’s 2022 quarterly financial results are furnished as Exhibit 99.4 to this Report on Form 6-K.

Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K of SharkNinja, Inc. is hereby incorporated by reference as an exhibit to the Registration Statement on Form S-8 (File No. 333-273518) of SharkNinja, Inc., as amended or supplemented.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release of SharkNinja, Inc. dated August 24, 2023
99.4	2022 Unaudited Selected Quarterly Financial Information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHARKNINJA, INC.

	By:	/s/ Pedro J. Lopez-Baldrich
Date: August 24, 2023		Name: Pedro J. Lopez-Baldrich
Title: Chief Legal Officer